Exhibit 99.1

Sun Life hosts SLC Management Investor Day showcasing progress since inception

Alternatives asset management business announces 2025 financial objectives

TORONTO, March 18, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") is pleased to host SLC Management Investor Day, where executives will share the strategic direction of SLC Management, the company's alternatives asset management business focused on investment grade fixed income, alternative credit, and real assets. Senior leaders from Sun Life and SLC Management, including its investment managers, will present on the firm's broad suite of investment capabilities, solutions and opportunities for continued growth.

SLC Management will also announce 2025 objectives of $225 billion in assets under management (AUM), $225 million of underlying net income and an operating margin of 30-35%.

"Since our inception seven years ago as a start-up Canadian asset manager, SLC Management has truly become a global organization of scale," said Steve Peacher, President, SLC Management. "In 2016, we set a target of reaching $100 billion in AUM by 2020. Today, SLC Management, including its investment managers, BentallGreenOak, InfraRed Capital Partners and Crescent Capital, manage $145 billion in assets for over 1,300 institutional Clients around the world. In this low-rate environment, we are poised to continue to deliver yield, total return and diversification to meet our Clients' financial objectives."

SLC Management reached a milestone earlier this year with the addition of Crescent Capital, rounding out their set of alternative investment solutions for Clients. Since 2014, Sun Life has acquired six firms that have been added under the SLC Management umbrella, building a leading alternatives and fixed income asset manager. Now, SLC Management will focus on maximizing the capabilities that the firm has built and acquired over the past several years, while creating new strategies for Clients.

Sun Life's ability to co-invest in SLC Management's solutions is a key part of their growth strategy and a point of differentiation for the firm.

"From the beginning, our goal was to create an asset manager that offered to its institutional Clients the same types of investment strategies that we utilize in our General Account at Sun Life," added Peacher. "We view this as a win-win-win, as it allows us to create alignment with our Clients, provide additional sources of return and diversification for Sun Life, and spur the growth of new solutions at SLC Management."

Sustainability is also a key component of SLC Management's strategy. SLC Management, BentallGreenOak, InfraRed Capital Partners and Crescent Capital are all signatories to the Principles of Responsible Investing. BentallGreenOak has consistently been recognized as a global leader for its sustainable practices in developing, owning and managing commercial real estate, and InfraRed Capital Partners is a leading investor in renewable energy and other climate-friendly infrastructure projects. For 12 consecutive years, Sun Life has been named as one of the Top 100 Most Sustainable Companies in the World by Corporate Knights*. The credentials and capabilities of SLC Management continue to bolster Sun Life's sustainability efforts.

To learn more about SLC Management's growth and strategy, please view the Investor Day presentation and webcast here.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of $1,247 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management

SLC Management is a global institutional asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, real estate equity and debt and infrastructure.

SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. ("Sun Life") under which Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate.

BentallGreenOak, InfraRed Capital Partners (InfraRed) and Crescent Capital Group (Crescent) are also part of SLC Management. BentallGreenOak is a leading, global real estate investment manager and a provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds. One of the longest tenured credit managers in the industry, Crescent is a leading global investor in mezzanine debt, middle market direct lending in the U.S. and Europe, high-yield bonds and broadly syndicated loans.

As of December 31, 2020, SLC Management has assets under management of C$303 billion (US$238 billion) including both third-party assets and Sun Life's general account.

For more information, please visit slcmanagement.com.

Medium-Term Financial Objectives

SLC Management's medium-term financial objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives that are described in the Investor Day presentations, which are based on certain key assumptions, including but not limited to, growth of existing and successive funds, demand for our products, achievement of performance targets, and limited change to fees for products.

Although considered reasonable by SLC Management , we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based on may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in this news release and the Investor Day presentations. Our medium-term financial objectives do not constitute guidance.

Non-IFRS Financial Measures

Assets Under Management (AUM), operating margin, and underlying net income are Non-IFRS financial measures.

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

All factors discussed in this news release and the Investor Day presentations that impact our underlying net income are also applicable to reported net income.

Forward-Looking Statement

In this news release, "we", "our" and "us" refer to SLC Management and its investment managers, BentallGreenOak (BentallGreenOak includes BentallGreenOak (Canada) Limited Partnership, BentallGreenOak (U.S.) Limited Partnership, their worldwide subsidiaries, and the real estate and commercial mortgage investment groups of certain of their affiliates), InfraRed Capital Partners and Crescent Capital Group.  Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our growth strategies and strategic objectives, (ii) relating to our anticipated sustainable investment commitments, (iii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) that include words such as "intends to", "will", "targeted" and similar expressions.  All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts.  These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in Sun Life's management's discussion and analysis for the year ended December 31, 2020 under the heading "Forward-looking Statements", in the risk factors set out in Sun Life's annual information form for the year ended December 31, 2020 under the heading "Risk Factors", in the other factors detailed in Sun Life's annual and interim financial statements and in Sun Life's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Footnotes

*Corporate Knights applies a data driven approach, and assesses roughly 7,000 companies against global industry peers on a suite of up to 17 quantitative key performance indicators covering resource, employee and financial management, green revenue and supplier performance.

Note to editors: All figures in Canadian dollars

SLC Management Logo (CNW Group/Sun Life Financial Inc.)

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SOURCE Sun Life Financial Inc.

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For further information: Media Relations Contact: Hannah Stewart, Associate Director, Corporate Communications, t. 416-557-4428, hannah.stewart@slcmanagement.com; Investor Relations Contact: Leigh Chalmers, Senior Vice-President, Head of Investor Relations & Capital Markets, t. 647-256-8201, Investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 07:30e 18-MAR-21